FORAFRIC GLOBAL PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

September 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Alex King
Asia Timmons-Pierce

Re:	Forafric Global PLC (the “Company”)
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-266075
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:15 pm EDT on September 15, 2022, or as soon thereafter as is practicable.

Please contact Mark Selinger of McDermott Will & Emery at (212) 547-5553 or mselinger@mwe.com or Daniel Woodard of McDermott Will & Emery at (212) 756-8298 or dwoodard@mwe.com for any questions you may have. Please notify Mr. Selinger and Mr. Woodard when this request for acceleration has been granted.

Very truly yours,

Forafric Global PLC

By:	/s/ Saad Bendidi
Name:	Saad Bendidi
Title:	Chairman